AGASSIZ ENERGY, LLC
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attn: Division of Corporation Finance

Re:	Agassiz Energy, LLC Registration Statement on SB-2 SEC No. 333-133024
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, Agassiz Energy, LLC (the “registrant”) hereby request that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. (Washington, D.C. Time) on October 6, 2006, or as soon thereafter as is practicable.
The registrant hereby confirms that it is aware of its obligations under the Securities Act of 1933, as amended, in connection with the public offering contemplated by the Registration Statement. Further, the registrant acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Dated this 5th day of October, 2006

AGASSIZ ENERGY, LLC
By /s/ Donald Sargeant
Donald Sargeant
Its President and CEO